

Mail Stop 6010

June 20, 2008

VIA U.S. MAIL

Peter V. Leigh
Chief Financial Officer
Omnivision Technologies, Inc.
1341 Orleans Drive
Sunnyvale, California 94089

> **Re:** **Omnivision Technologies, Inc.**
> **Form 10-K for the year ended April 30, 2007**
> **Filed June 29, 2007**
> **File No. 000-29939**

Dear Mr. Leigh:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Branch Chief